C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

July 22, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated June 30, 2010 in which you provided comments to our letter dated June 4, 2010. For your convenience, we have reproduced your comments followed by our corresponding responses.

SEC Comment:

1.	In your response to our previous comment two, you indicate that you began extrapolating the results from your samples of ineligible loans to other loans as “the probability of recovering substantially more than the amounts related to files already reviewed was higher than the probability that you would recover less.” It is unclear whether this phrase means “more likely than not.” If so, please revise your disclosure accordingly; otherwise, please clarify what this means.

MBIA Response:

With respect to the statement that your comment references, we believe the likelihood that we recover substantially more than the value of files already reviewed is greater than 50 percent. As such, our assumption is consistent with the definition of “more likely than not” under U.S. generally accepted accounting principles. We will revise our disclosure in our next filing on Form 10-Q to clarify the criteria used in our assessment.

SEC Comment:

2.	In your response to our previous comment two, it appears that you applied the probability assessment addressed in the preceding comment at the individual securitization level, but is unclear whether you extrapolate in each of the 27 issues identified in response to our comment six. Please revise the disclosure you proposed in response to comment two to clarify the number of issues to which you extrapolated recoveries. In addition, please link these 27 issues to the listing of 35 issues on which you made claims payments on page 85 of your 2009 Form 10-K and quantify the portion of the 27 issues in which you extrapolated.

MBIA Response:

We have extrapolated recoveries in each of the 27 issues for which we have recorded recoveries. In aggregate, the probability weighted value of recoveries estimated through extrapolation comprises slightly more than 30% of MBIA’s total recoveries related to the obligations of sellers/servicers to repurchase or replace ineligible loans. As a result of the lower probability weightings we assigned to the scenarios for which we did not review loan files, a substantial majority of our aggregate recovery estimate is driven by the results of our actual loan files reviews. We expect that as we continue to review loan files, the probability weighted value of the recoveries resulting from extrapolation will increase as we assign higher probability weightings to these scenarios and such recoveries could exceed the amount of recoveries related to actual loan files reviewed.

Of the 35 issues listed in the table on page 85 of our Form 10-K, we recorded recoveries related to the obligations of sellers/servicers to repurchase or replace ineligible loans on 27 issues. As stated above, we extrapolated recoveries on all 27 issues. In response to your request, we will identify within the listing of issues to which your comment refers, the portion of issues for which we have reviewed loan files and recorded recoveries and the portion of those issues for which recoveries included extrapolation. We will provide these additional disclosures in our next filing on Form 10-Q.

SEC Comment:

3.	In your response to our previous comment two, you propose disclosure indicating that you limit the amount of recovery recorded to your “total losses incurred to date.” It appears that this reference to “total losses incurred to date” should be revised to be consistent with your response on page four of your January 29, 2010 letter, which indicates that you limit your potential recoveries to “paid claims plus the present value of projected future claim payments.”

MBIA Response:

Total losses incurred to date before recoveries are equal to paid claims plus the present value of projected future claim payments. While the two phrases have the same meaning, we will use consistent terminology throughout our disclosures.

SEC Comment:

4.	You indicate in response to our previous comment two and on pages 55 and 56 of your 2009 Form 10-K that you include in the probability-weighted estimate of recoveries all loans that you deemed to be in breach of the sellers’/servicers’ representations and warranties, including those not expected to be charged off. Please explain to us why it is appropriate to include in your estimated recovery under ASC 944-40-30-32 amounts you expect to receive that were not included in your estimate of cash outflows under your financial guarantee insurance contracts.

MBIA Response:

Our insured transactions provide us with explicit loan file review rights. In addition to the loan file review rights, there are specific remedies to address loan file breaches. These remedies are not contingent upon a specific loan status (e.g. delinquent or charged-off). Accordingly, our range for put-back recoveries include; 1) recovery of amounts related to charged off loan files that we have already reviewed and found to breach representations and warranties; 2) recovery of amounts related to currently performing loans expected to be charged off in the future, assuming breach rates on those loans are consistent with breach rates on the population of loans we have reviewed; and 3) recoveries assuming sellers/servicers repurchase all loans that were deemed to be in breach of the sellers’/servicers’ representations and warranties estimated by applying the breach rates on loans we have reviewed to the entire population of loans, including those not expected to be charged off. Because our put-back rights are not limited to just charged-off loans and our forensic analysis has shown loan breaches for loans that have not been charged–off, we feel the inclusion of this scenario is appropriate. We do not record recoveries in excess of total paid claims plus the present value of projected future claim payments on any issue.

SEC Comment:

5.	Please reconcile for us the first sentence of your response to our previous comment four, which indicates that you believe the number of loan files you reviewed was adequate to determine representative breach rates for each issue for which you extrapolate and the second sentence, which refers to your inability to review random samples of loan files.

MBIA Response:

As of March 31, 2010, we had reviewed approximately 41,000 mortgage loans within 32 insured issues containing first and second-lien mortgage securitizations. We recorded put-back recoveries on 27 of those issues. The contractual provisions of the loan documents do not differentiate between the types of loans that MBIA can review (i.e. current, delinquent, charged off). Accordingly, we had requested files selected at random as well as those which are delinquent or charged off (“adverse sample”) from the issuers to conduct our forensic reviews. However, as of March 31, 2010, certain counterparties have not provided the entire population of requested loan files. The requested loan files included both randomly selected loans as well as delinquent and charged-off loans. We have reviewed at least an adverse sample in each of the 32 issues, however, and in some cases we reviewed both adverse and random samples. We believe the breach rates developed from actual loan file reviews are sufficient to use in extrapolating recoveries based on two factors: 1) we have seen little variability in breach rates for loans reviewed in the 32 issues from quarter to quarter and 2) the breach rates among adverse and random samples which we reviewed are substantially similar.

The probability weighting assigned to scenarios for which we reviewed an adverse sample and extrapolated to loan files that we did not review reflect the potential that the un-reviewed files differ materially in breach rates from those we had reviewed, among other things. If we had reviewed random samples for all 27 issues, the probability weightings assigned to the “extrapolated” scenarios would have been higher. As a result of the lower probability weightings assigned to the scenarios for which we did not review loan files, the substantial majority of our aggregate recovery estimate is driven by the results of our actual loan file reviews.

SEC Comment:

Item 1A. Risk Factors page 137

6.	We believe your risk factor disclosure can be improved by highlighting, as your first risk factor, that you recorded $1.5 billion of net recoveries which is subject to dispute and is in excess of 50% of your equity and, if true, is subject to significant uncertainty and is unprecedented in nature, scope and magnitude. In making this recommendation, we realize that this amount is mentioned in more than one risk factor, but is not itself identified as a risk. In addition, please revise the first paragraph of Note 12 of your 2009 Form 10-K to include a similar statement and your MD&A to highlight the potential impact on equity and liquidity.

MBIA Response:

We will update our risk factors to include the risk and potential impact identified in your comment in our next filing on Form 10-Q consistent with the language set forth below. Furthermore, we will include the risk factor in the appropriate order within its complete set of risk factors in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or any earlier filing with the SEC that requires a complete set of risk factors.

As of December 31, 2009, our loss reserve estimates include $1.5 billion, net of reinsurance, of expected recoveries for put-backs of ineligible loans in our insured transactions which is in excess of 50% of total shareholders’ equity of MBIA Inc. A substantial majority of our put-back claims have been disputed by the loan sellers/servicers and are currently subject to litigation. In addition, there is some risk that a seller/servicer or other responsible party might not be able to satisfy any judgment we secure in a litigation. While we believe that we will prevail in the litigation, there is uncertainty with respect to the outcome. There can be no assurance that we will be completely successful, or that we will not be delayed, in realizing these recoveries.

Based on our forensic reviews and the analysis of residential mortgage-backed securities (“RMBS”) transactions insured by MBIA Corp, we believe that multiple sellers/servicers and counterparties that originated or sponsored such transactions misrepresented the nature and/or quality of the underlying collateral in those transactions, which materially contributed to the losses we have incurred to date on those transactions and which represent a substantial portion of the total losses we have incurred since the fourth quarter of 2007. We believe that, on a contractual basis, the sellers/servicers in MBIA Corp-insured mortgage transactions are obligated to cure, replace, or repurchase all the deficient assets for which we have recorded potential recoveries. As such, we take into account these expected recoveries from those sellers/servicers arising from our contractual right of put-back of ineligible assets in our assessment and calculation of loss reserve.

Although government sponsored market participants have been successful in putting back ineligible mortgages to seller/servicers, and other guarantee insurers situated similarly to MBIA have recorded similar expected recoveries for RMBS transaction losses, recoveries of the nature, scope and magnitude that we have recorded have not yet been realized by another financial guarantee insurer.

If we fail to ultimately realize the expected recoveries, our current loss reserve estimates may not be adequate to cover potential claims. Furthermore, estimated recoveries may differ from realized recoveries due to the uncertainty of litigation, the cost of litigation, error in determining breach rates, counterparty credit risk, the potential for delay and other sources of uncertainty. In addition, our seller/servicer litigation may take up to several years to resolve, during which time we will be required to pay losses on the subject transactions.

In addition to the above risk factor, we will provide disclosure similar to the following paragraph at the beginning of our Loss and Loss Adjustment Expense footnote in our next filing on Form 10-Q:

As of December 31, 2009, the Company recognized estimated recoveries of $1.5 billion, net of reinsurance, related to put-backs of ineligible loans in our insured transactions, which is in excess of 50% of total shareholders’ equity of MBIA Inc. A substantial majority of these estimated recoveries relate to our put-back claims, which have been disputed by the loan sellers/services and are currently subject to litigation. In addition, there is a risk that the sellers/servicers or other responsible parties might not be able to satisfy any judgment we secure in a litigation. While we believe that we will prevail in litigation, there is uncertainty with respect to the ultimate outcome. There can be no assurance that we will be successful or that we will not be delayed in realizing our estimated recoveries. Although government sponsored market participants have been successful in putting back ineligible mortgages to sellers/servicers and other guarantee insurers situated similarly to MBIA have recorded similar expected recoveries for RMBS transaction losses, recoveries of the nature, scope and magnitude that we have recorded have not yet been realized by another financial guarantee insurer.

We will provide disclosure similar to the following paragraph within the “Statutory Capital” section of our MD&A in our next filing on Form 10-Q:

As of December 31, 2009, the Company recognized estimated recoveries of $1.4 billion, net of reinsurance, on a statutory basis related to put-backs of ineligible loans in our insured transactions. These expected recoveries represented 43% of MBIA Corp.’s statutory capital (defined as policyholders’ surplus plus contingency reserve) as of December 31, 2009. A substantial majority of our put-back claims have been disputed by the loan sellers/servicers and are currently subject to litigation. In addition, there is some risk that the sellers/servicers or other responsible parties might not be able to satisfy any judgment we secure in a litigation. While we believe that we will prevail in litigation, there is uncertainty with respect to the ultimate outcome. There can be no assurance that we will be successful or that we will not be delayed in realizing these recoveries. If we are unsuccessful in litigation or if there is a substantial delay in realizing recoveries, there could be an adverse effect on the statutory capital position of MBIA Corp., as well as regulatory implications.

We will provide disclosure similar to the following paragraphs within the “Liquidity” section of our MD&A in our next filing on Form 10-Q:

As of December 31, 2009, the Company recognized estimated recoveries of $1.5 billion, net of reinsurance, related to put-backs of ineligible loans in our insured transactions, which is in excess of 50% of the total shareholders’ equity of MBIA Inc. A substantial majority of our put-back claims have been disputed by the loan sellers/servicers and are currently subject to litigation. In addition, there is some risk that the sellers/servicers or other responsible parties might not be able to satisfy any judgment we secure in a litigation. There can be no assurance that we will be successful or that we will not be delayed in realizing these recoveries.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-Q. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin